UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

                  INFORMATION TO BE INCLUDED IN STATEMENTS
           FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                      FILED PURSUANT TO RULE 13d-2(a)
                             (AMENDMENT NO. 2)

                       ASSISTED LIVING CONCEPTS, INC.
                       ------------------------------
                              (Name of Issuer)

                                COMMON STOCK
   ---------------------------------------------------------------------
                       (Title of Class of Securities)

                                 04543L109
                                -----------
                               (CUSIP Number)

                          STUART Z. KATZ, ESQUIRE
                   FRIED FRANK HARRIS SHRIVER & JACOBSON
                             ONE NEW YORK PLAZA
                          NEW YORK, NEW YORK 10004
                               (212)859 8000
   ---------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)


                             November 14, 2000
                         --------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),13d-1(f) or 13d-1(g) check the following box.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                             SCHEDULE 13D

CUSIP No. 04543L109                           Page 1 of 11 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    BET ASSOCIATES, L.P.
    23-2957243

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES 575,098.65 SHARES OF ISSUER COMMON STOCK (REPRESENTS SHARES ISSUABLE TO BET ASSOCIATES, L.P. UPON THE CONVERSION OF THE ISSUER 6% CONVERTIBLE BONDS DUE NOVEMBER 1, 2002 AND THE ISSUER'S 5.62%. CONVERTIBLE BONDS DUE MAY 1, 2003).

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       -0- SHARES

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH      575,098.65 SHARES OF ISSUER COMMON STOCK (REPRESENTS SHARES
                 ISSUABLE TO BET ASSOCIATES, L.P. UPON THE CONVERSION OF THE
                 ISSUER 6% CONVERTIBLE BONDS DUE NOVEMBER 1, 2002 AND THE
                 ISSUER'S 5.62%. CONVERTIBLE BONDS DUE MAY 1, 2003).

                10  SHARED DISPOSITIVE POWER

                    -0- SHARES

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    575,098.65 SHARES OF ISSUER COMMON STOCK (REPRESENTS SHARES
    ISSUABLE TO BET ASSOCIATES, L.P. UPON THE CONVERSION OF THE
    ISSUER 6% CONVERTIBLE BONDS DUE NOVEMBER 1, 2002 AND THE
    ISSUER'S 5.62%. CONVERTIBLE BONDS DUE MAY 1, 2003).

                                                        PAGE 2 OF 11 PAGES


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.2

14  TYPE OF REPORTING PERSON*

    PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             SCHEDULE 13D

CUSIP No. 04543L109                           Page 3 of 11 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    BRU Holding Company Inc., LLC ("BRU")
    52-2059411

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES        2,530,600 SHARES OF ISSUER COMMON STOCK.

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       -0- SHARES

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH      2,530,600 SHARES OF ISSUER COMMON STOCK.

                10  SHARED DISPOSITIVE POWER

                    -0- SHARES

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,530,600 SHARES OF ISSUER COMMON STOCK.

                                                        PAGE 4 OF 11 PAGES


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.8

14  TYPE OF REPORTING PERSON*

    OO


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             SCHEDULE 13D

CUSIP No. 04543L109                           Page 5 of 11 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    BRUCE E. TOLL

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES OF AMERICA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES MR. TOLL HOLDS, THROUGH BRU, 2,530,600 SHARES OF ISSUER COMMON STOCK. BET ASSOCIATES, L.P. HAS THE RIGHT TO RECEIVE 575,098.65 SHARES OF ISSUER COMMON STOCK UPON THE
                 CONVERSION OF THE ISSUER'S 6% CONVERTIBLE BONDS DUE
                 NOVEMBER 1, 2002 AND THE ISSUER'S 5.625% CONVERTIBLE BONDS DUE MAY 2003.

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       -0- SHARES

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH      MR. TOLL HOLDS, THROUGH BRU, 2,530,600 SHARES OF ISSUER
                 COMMON STOCK.  BET ASSOCIATES, L.P. HAS THE RIGHT TO RECEIVE
                 575,098.65 SHARES OF ISSUER COMMON STOCK UPON THE
                 CONVERSION OF THE ISSUER'S 6% CONVERTIBLE BONDS DUE
                 NOVEMBER 1, 2002 AND THE ISSUER'S 5.625% CONVERTIBLE BONDS
                 DUE MAY 2003.

                 10  SHARED DISPOSITIVE POWER

                 MR. TOLL HOLDS, THROUGH BRU, 2,530,600 SHARES OF ISSUER COMMON STOCK. BET ASSOCIATES, L.P. HAS THE RIGHT TO RECEIVE 575,098.65 SHARES OF ISSUER COMMON STOCK UPON THE
                 CONVERSION OF THE ISSUER'S 6% CONVERTIBLE BONDS DUE
                 NOVEMBER 1, 2002 AND THE ISSUER'S 5.625% CONVERTIBLE BONDS DUE MAY 2003.

                                                        PAGE 6 OF 11 PAGES


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    MR. TOLL HOLDS, THROUGH BRU, 2,530,600 SHARES OF ISSUER
    COMMON STOCK.  BET ASSOCIATES, L.P. HAS THE RIGHT TO RECEIVE
    575,098.65 SHARES OF ISSUER COMMON STOCK UPON THE
    CONVERSION OF THE ISSUER'S 6% CONVERTIBLE BONDS DUE
    NOVEMBER 1, 2002 AND THE ISSUER'S 5.625% CONVERTIBLE BONDS
    DUE MAY 2003.

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    17.5% (MR. TOLL HOLDS, THROUGH BRU, 2,530,600 SHARES OF ISSUER COMMON STOCK. BET ASSOCIATES, L.P. HAS THE RIGHT TO RECEIVE
    575,098.65 SHARES OF ISSUER COMMON STOCK UPON THE
    CONVERSION OF THE ISSUER'S 6% CONVERTIBLE BONDS DUE
    NOVEMBER 1, 2002 AND THE ISSUER'S 5.625% CONVERTIBLE BONDS
    DUE MAY 2003).


14  TYPE OF REPORTING PERSON*

    IN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                          PAGE 7 OF 11 PAGES


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the common stock (the "Common Stock") of Assisted Living Concepts, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 11835 NE Glenn Widing Drive, Bldg E, Portland, Oregon 97220-9057.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) This statement is being filed by (i) BET Associates, L.P., a Delaware limited partnership ("BET"), with respect to shares beneficially owned by it; (ii) by BRU Holdings Company Inc., LLC ("BRU") with respect to the shares beneficially and by it and (iii) Bruce E. Toll with respect to shares beneficially owned by Mr. Toll, BET and BRU. Mr. Toll is the sole member of BRU, a Delaware limited liability company, which is the sole general partner of BET. Mr. Toll, BET and BRU are sometimes referred to herein as the "Filing Persons." Any disclosure herein with respect to persons other than the Filing Persons are made on information and belief after making inquiry to the appropriate party.

          (b) The business address of the Filing Persons is: 3103 Philmont Avenue, Huntingdon Valley, Pennsylvania 19006.

          (c) The principal business of BET and BRU is to invest in businesses. Mr. Toll's principal occupation is as Vice-Chairman of Toll Brothers Inc., a publicly-traded company engaged primarily in the business of developing and constructing residential real estate.

          (d) During the last five years, none of the persons referred to in paragraph (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

          (e) During the last five years, none of the persons referred to in paragraph (a) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Toll is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

          Purchase of 6% Convertible bonds due November 1, 2002. On October 20, 1999, BET purchased a face amount of $530,000 6% Convertible Bonds in the open market for an aggregate price of $327,246.95; on October 26, 1999, BET purchased a face amount of $525,000 6% Convertible Bonds on the open market for an aggregate price of $325,328.75 and on October 27, 1999, BET purchased a face amount of $6,350,000 6% Convertible Bonds for an aggregate price of $3,703,831.75 in the open market.

          Purchase of 5.625% due May 1, 2003. On October 26, 1999, BET purchased a face amount of $1,000,000 5.625% Convertible Bonds in the open market for an aggregate price of $602,816.25. The 6% and 5.625% Convertible Bonds are collectively referred to as "Issuer Convertible Bonds."

          Purchase of 229,600 shares of Issuer Common Stock. On November 14, 2000, BRU purchased 229,600 shares of Issuer Common Stock for an aggregate price of $84,987. BRU used funds provided by Mr. Toll to effect the purchase. See Schedule A attached hereto and made a part hereof.

                                                       PAGE 8 OF 11 PAGES


          Purchase of 231,000 shares of Issuer Common Stock. On November 16, 2000,BRU purchased 231,000 shares of Issuer Common Stock for an aggregate purchase price of $122,125. BRU used funds provided by Mr. Toll to effect the purchase. See Schedule A attached hereto and made a part hereof.

          Previous Purchases and Sales. Previous purchases and sales by BET, BRU and Mr. Toll are set forth on the Schedule 13D filed on October 27, 1999 and amendment number 1 thereto, filed on November 12, 1999.

ITEM 4.   PURPOSE OF TRANSACTION.

          BET, BRU and Mr. Toll have acquired the Issuer Convertible Bonds and the shares of the Issuer's Common Stock for investment purposes and intend to evaluate the performance of such securities as an investment in the ordinary course of business. On November 14, 2000, in a telephone conversation with representatives of the Issuer, Mr. Toll stated that he believed that the Board of Directors of the Issuer should be more representative of the Issuer's stockholders and bondholders. In that regard, Mr. Toll indicated a willingness to be included on the management's slate of directors to be nominated at the next annual general meeting of the Issuer and to assume a more active role in management of the Issuer. Mr. Toll was informed that the Issuer would consider his request. No response to Mr Toll's request has been received at this time.

          Except as described above, neither BET, BRU nor Mr. Toll has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, although they reserve the right to do so at any time.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) BET Beneficial Ownership. BET beneficially owns 575,098.65 shares of Issuer Common Stock, which represents shares issuable upon the conversion of the Issuer Convertible Bonds, which if converted would constitute 3.2% of the Issuer Common Stock outstanding (based upon 17,120,745 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 filed on November 13, 2000).

          BRU and Bruce Toll Beneficial Ownership. Mr. Toll, through BRU, beneficially owns 3,105,048.6 shares of Issuer Common Stock (including the 575,098.65 shares of Issuer Common Stock issuable to BET Associates, L.P. upon the conversion of the Issuer Convertible Bonds), which constitutes 17.5% of the Common Stock outstanding (based upon 17,120,745 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 filed on November 13, 2000.) Such securities were acquired pursuant to the transactions described in Item 3 and the Schedule 13D filed on October 27, 1999 and amendment number 1 thereto, filed on November 12, 1999.

          (b) Mr. Toll, through BRU, has sole voting power and power to dispose of the 2,530,000 shares of the Issuer's Common Stock he owns. BET has sole voting power and power to dispose of the 575,098.65 shares of the Issuer's Common Stock issuable upon the conversion of the Issuer
Convertible Bonds it owns.

          (c) Transactions Since Most Recent Filing on Schedule 13D.

          Acquisition of Issuer Convertible Bonds. See Item 3 for a description of the acquisition of Issuer Common Stock by BRU, BET and Mr. Toll since the most recent amendment to this Schedule 13D filed on November 12, 1999.

                                                         PAGE 9 OF 11 PAGES


          (d) N/A.

          (e) N/A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          See Items 3 and 4.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          N/A.

                                                        PAGE 10 OF 11 PAGES


                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 17, 2000


                                  BET ASSOCIATES, L.P.

                                  By: BRU LLC
                                  Its General Partner



                                  By: /s/ Bruce E. Toll
                                     ----------------------------------
                                     Bruce E. Toll
                                     Member


                                          /s/ Bruce E. Toll
                                          -----------------------------
                                          Bruce E. Toll



                                  BRU HOLDING COMPANY INC., LLC



                                  By: /s/ Bruce E. Toll
                                     ----------------------------------
                                     Bruce E. Toll
                                     Member

                                                         PAGE 11 OF 11 PAGES


                                 Schedule A
                                 ----------

November 14, 2000 purchases

80,000 at 5/16
41,900 at 7/16
30,000 at 5/16
27,300 at 3/8
25,000 at 7/16
14,300 at 7/16
11,000 at 7/16
100 at 7/19

November 16, 2000 purchases

75,000 at 8/16
50,000 at 8/16
50,000 at 9/16
56,000 at 9/16